Bradley Reed To Call Writer Directly: (312) 862-7351 bradley.reed@kirkland.com	300 North LaSalle Chicago, IL 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

July 27, 2017

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Killoy
Pamela Howell
John Reynolds

Re:	Vince Holding Corp. (File No. 001-36212)
Registration Statement on Form S-3
Filed on July 5, 2017
File No. 333-219155

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Vince Holding Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1 (the “Amended Registration Statement”), which amends the Registration Statement on Form S-3 (the “S-3 Registration Statement”) originally filed by the Company on July 5, 2017. As discussed below, the Amended Registration Statement is being filed in response to the comments raised in the letter to the Company, dated July 24, 2017, from the staff of the SEC (the “Staff”).

On behalf of the Company, we are writing to respond to the comments raised by the Staff in the July 24 letter. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amended Registration Statement will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the S-3 Registration Statement. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amended Registration Statement.

Beijing     Boston     Hong Kong     Houston     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

July 27, 2017

General

1.	We note your disclosure that you are distributing non-transferable subscription rights to purchase shares of your common stock. Please provide a detailed factual and legal analysis as to how you are eligible to use Form S-3 for this transaction. Specifically, please tell us how you comply with the conditions of Instruction I.B.4 or I.B.6 of Form S-3. For guidance, please refer to Securities Act Forms Compliance and Disclosure Interpretation Question 116.20 and 116.21 available on our website.

Response: In response to the Staff’s comment, the Company has filed an Amendment No. 1 to Form S-3 on Form S-1 to convert the registration statement to a Form S-1.

Risk Factors, page 9

2.	We note your Risk Factor disclosure regarding your liquidity issues. Please revise to clearly disclose your liquidity position and your plans to address your liquidity issues. Specifically, please disclosure your current cash on hand, amounts available under your credit facilities, and your monthly burn rate. Please also disclose how long you anticipate your present capital will last at your current monthly burn rate. See Item 3 of Form S-3 and Item 503(c) of Regulation S-K. In addition, please revise this risk factor to discuss and expand upon the statement from the Form 10-Q for the quarterly period ended April 29, 2017 that there are “recent requirements from certain vendors to pay on accelerated terms or to make prepayments in certain instances.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10 of the Amended Registration Statement to provide additional information with respect to the Company’s liquidity issues and current liquidity position, including the amount of cash and cash equivalents on hand, the amount available under the Company’s revolving credit facility and the Company’s monthly burn rate. Such information has been provided as of the end of fiscal June 2017, which is the second fiscal month of the Company’s second fiscal quarter and the most recent date that such information can be reasonably determined. The new disclosure also includes the Company’s estimate for how long its present capital will last at the monthly burn rate, assuming the rights offering is not completed. Finally, the Company has provided additional information with respect to the demands from certain vendors for accelerated payment terms or prepayments, including how those demands impact the Company’s liquidity and business operations.

3.	We note your statement on page 10 that if you do not complete this offering you “may be unable to comply with certain covenants in [your] Term Loan Facility and may be unable to service [your] debt. Please disclose the “certain covenants” you would be unable to comply with and your current position under the covenants.

July 27, 2017

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Amended Registration Statement to specify the covenant under the Term Loan Facility that it would be unable to comply with and its current position under such covenant.

The Investment Agreement

The Backstop Commitment, page 57

4.	We note your disclosure regarding the backstop commitment from Sun Capital V. It is unclear if you will receive the backstop commitment regardless of how much is raised in the offering. Please revise to clarify or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Amended Registration Statement to clarify that the Company will receive up to $30 million from the backstop commitment if the rights offering is completed, regardless of how much is actually raised in the offering.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7351.

Sincerely,

/s/ Bradley C. Reed

Bradley C. Reed

cc:	David Stefko
Akiko Okuma
Vince	Holding Corp.